

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2021

Dror Heldenberg
Chief Financial Officer
Valens Semiconductor Ltd.
8 Hanagar St. POB 7152
Hod Hasharon 4501309
Israel

  **Re: Valens Semiconductor Ltd.**
    **Registration Statement on Form F-1**
    **Filed October 20, 2021**
    **File No. 333-260390**

Dear Mr. Heldenberg:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Gregory Herbers at 202-551-8028 with any questions.


        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing

cc: Michael Kaplan